FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period 12 December 2006 to 1 February 2007
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
          FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — K G Hanna, 12 December 2006

99.2	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 12 December 2006

99.3	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — S J Driver, 12 December 2006

99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R G Viault, 15 December 2006

99.5	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R Wahi, 15 December 2006

99.6	Cadbury Schweppes plc 2007 Financial Calendar — 19 December 2006

99.7	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — M J Reckitt and S J Driver, 22 December 2006

99.8	Voting Rights and Capital — 29 December 2006

99.9	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — S Ahuja, 17 January 2007

99.10	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — W C G Berndt, 17 January 2007

99.11	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R S Braddock, 17 January 2007

99.12	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R M Carr, 17 January 2007

99.13	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — Lord Patten, 17 January 2007

99.14	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — D A R Thompson, 17 January 2007

99.15	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R P Thorne, 17 January 2007

99.16	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R G Viault, 17 January 2007

99.17	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — K G Hanna, 17 January 2007

99.18	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 17 January 2007

99.19	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — S J Driver, 17 January 2007

99.20	Voting Rights and Capital — 22 January 2007

99.21	Voting Rights and Capital — 1 February 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

Signed:	John Mills Director of Group Secretariat

Dated:	5 February 2007

Exhibit 99.1
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(iii)

3.	Name of person discharging managerial responsibilities/director KENNETH GEORGE HANNA		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8.	State the nature of the transaction
	KENNETH GEORGE HANNA	250,000		ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
	BANK OF NEW YORK NOMINEES LTD A/C 491846	248,359
	HSDL NOMINEES LTD A/C SIP	875

9.	Number of shares, debentures or financial instruments relating to shares acquired 26	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.37	14.	Date and place of transaction 11 DECEMBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 499,260	16.	Date issuer informed of transaction 11 DECEMBER 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 12 DECEMBER 2006

Exhibit 99.2
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

				ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

	HESTER BLANKS	53,167
	ANDREW GABBUTT	25,404
	BANK OF NEW YORK NOMINEES LTD A/C 491846	24,268
	HSDL NOMINEES LTD A/C SIP	1,685
	HSDL NOMINEES LTD A/C MAXI	1,297
	HALIFAX SC PEP	3,839

9.	Number of shares, debentures or financial instruments relating to shares acquired 25	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.37	14.	Date and place of transaction 11 DECEMBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 109,685	16.	Date issuer informed of transaction 11 DECEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 12 DECEMBER 2006

Exhibit 99.3
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(i)

3.	Name of person discharging managerial responsibilities/director STEPHEN JOHN DRIVER		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8.	State the nature of the transaction
	STEPHEN JOHN DRIVER	40,000		ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
	BANK OF NEW YORK NOMINEES LTD A/C 491846	11,678
	HSDL NOMINEES LTD A/C SIP	304

9.	Number of shares, debentures or financial instruments relating to shares acquired 25	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.37	14.	Date and place of transaction 11 DECEMBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 51,982	16.	Date issuer informed of transaction 11 DECEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 12 DECEMBER 2006

Exhibit 99.4
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(iii)

3.	Name of person discharging managerial responsibilities/director RAYMOND GIRARD VIAULT	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them RAYMOND G VIAULT	8.	State the nature of the transaction

			ACQUISITION OF ORDINARY SHARES SUBSEQUENTLY CONVERTED INTO AMERICAN DEPOSITARY RECEIPTS AND THE ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES SUBSEQUENTLY CONVERTED INTO AMERICAN DEPOSITARY RECEIPTS (‘ADRS’) FOR THE PERIOD FOLLOWING APPOINTMENT. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 9,200 (EQUIVALENT TO 2,300 ADRS) 536 (EQUIVALENT TO 2,144 ADRS)	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction $42.9830 £5.415	14.	Date and place of transaction 13 DECEMBER 2006 NEW YORK 15 DECEMBER 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 9,736	16.	Date issuer informed of transaction 14 DECEMBER 2006 15 DECEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

HESTER BLANKS GROUP COMPANY SECRETARY

Date of notification 15 DECEMBER 2006

Exhibit 99.5
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC		2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
				(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
				(iii) both (i) and (ii)
				(iii)

3.	Name of person discharging managerial responsibilities/director RAJIV WAHI		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
				N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8.	State the nature of the transaction EXERCISE AND DISPOSAL OF EXECUTIVE OPTIONS UNDER THE COMPANY’S 1994 SHARE OPTION PLAN.
	RAJIV WAHI	76,201
	BANK OF NEW YORK NOMINEES LTD A/C 491846	75,646

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A		10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed 335,000		12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction		14.	Date and place of transaction

	55,000 ACQUIRED	£3.7950		14 DECEMBER 2006
	SOLD	£5.3787
	80,000 ACQUIRED	£4.0900		LONDON
	SOLD	£5.3787
	200,000 ACQUIRED	£3.5150
	SOLD	£5.3787

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 151,847		16.	Date issuer informed of transaction 14 DECEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY
			020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

HESTER BLANKS GROUP COMPANY SECRETARY

Date of notification 15 DECEMBER 2006

Exhibit 99.6
CADBURY SCHWEPPES PLC
2007 FINANCIAL CALENDAR
Cadbury Schweppes’s 2007 financial calendar is as follows:
Tuesday 20 February
Announcement of 2006 preliminary results
Wednesday 25 April
Ex-dividend date for 2006 final dividend
Friday 27 April
Record date for 2006 final dividend
Thursday 24 May
2007 Annual General Meeting
Friday 25 May
Payment of 2006 final dividend
Wednesday 1 August
Announcement of 2007 interim results
Wednesday 19 September
Ex-dividend date for 2007 interim dividend
Friday 21 September
Record date for 2007 interim dividend
Friday 19 October
Payment of 2007 interim dividend
If any changes are made to these dates, an announcement will be made to this effect.
John Mills
Director of Group Secretariat
19 December 2006

Exhibit 99.7
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each.
Sale of Shares by Persons Discharging Managerial Responsibility
The Company was notified on 19 December 2006 that on 18 December 2006, Mark Reckitt sold 31,096 ordinary shares of 12.5p each in the capital of the Company for 542 pence per share.
The Company was also notified on 19 December 2006 that on 18 December 2006, Steve Driver sold 11,928 ordinary shares of 12.5p each in the capital of the Company for 542 pence per share.
These announcements are made following notifications under Disclosure Rule 3.1.2.
Contact:
John Mills, Director of Group Secretariat
Tel: 020 7830 5176
22 December 2006

Exhibit 99.8
CADBURY SCHWEPPES PLC
Voting Rights and Capital
In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:
Cadbury Schweppes plc’s capital consists of 2,094,469,374 ordinary shares with voting rights. Cadbury Schweppes plc holds no ordinary shares in Treasury.
Therefore, the total number of voting rights in Cadbury Schweppes plc is 2,094,469,374.
The above figure 2,094,469,374 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury Schweppes plc under the FSA’s Disclosure and Transparency Rules.
J M Mills
Director of Group Secretariat
29 December 2006

Exhibit 99.9
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
			(iii) both (i) and (ii) (ii)

3.	Name of person discharging managerial responsibilities/director SANJIV AHUJA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them VIDACOS NOMINEES LIMITED A/C BEAR 2,287	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,406	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
			N/A

13.	Price per share or value of transaction £5.45	14.	Date and place of transaction 5 JANUARY 2007
			LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 3,693	16.	Date issuer informed of transaction 16 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 JANUARY 2007

Exhibit 99.10
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(ii)

3.	Name of person discharging managerial responsibilities/director DR WOLFGANG CHRISTIAN GEORG BERNDT		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8.	State the nature of the transaction

	WOLFGANG CHRISTIAN BERNDT & TRAUDL JOSEFA BERNDT (HELD AS 14,246 ADRS)	56,984		ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
	WOLFGANG CHRISTIAN BERNDT & TRAUDL JOSEFA BERNDT (SAL OPPENHEIM, VIENNA)	24,455

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,500	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.45	14.	Date and place of transaction 5 JANUARY 2007 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 82,939	16.	Date issuer informed of transaction 16 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 JANUARY 2007

Exhibit 99.11
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director RICHARD S BRADDOCK	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them RICHARD S BRADDOCK 55,152 (HELD AS 13,788 ADRS)	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES SUBSEQUENTLY CONVERTED INTO AMERICAN DEPOSITARY RECEIPTS (‘ADRS’). THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,764 (EQUIVALENT TO 441 ADRS)	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
			N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction	14.	Date and place of transaction
	£5.45		5 JANUARY 2007 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 56,916 (HELD AS 14,229 ADRS)	16.	Date issuer informed of transaction 16 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
	N/A		N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries
JULIAN BADDELEY
020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 JANUARY 2007

Exhibit 99.12
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(ii)

3.	Name of person discharging managerial responsibilities/director ROGER MARTYN CARR		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

				ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
	ROGER MARTYN CARR	47,368

9.	Number of shares, debentures or financial instruments relating to shares acquired 2,387	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.45	14.	Date and place of transaction 5 JANUARY 2007 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 49,755	16.	Date issuer informed of transaction 16 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 JANUARY 2007

Exhibit 99.13
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director THE LORD PATTEN OF BARNES	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	DIRECTOR’S OWN HOLDING		ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them THE LORD PATTEN OF BARNES 5,448	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,250	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.45	14.	Date and place of transaction 5 JANUARY 2007 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 6,698	16.	Date issuer informed of transaction 16 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 JANUARY 2007

Exhibit 99.14
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(ii)

3.	Name of person discharging managerial responsibilities/director DAVID ANTHONY ROLAND THOMPSON		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

				ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
	DAVID ANTHONY ROLAND THOMPSON	30,071
	STELLA EUNICE THOMPSON	15,539

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,591	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.45	14.	Date and place of transaction 5 JANUARY 2007 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 47,201	16.	Date issuer informed of transaction 16 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 JANUARY 2007

Exhibit 99.15
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(ii)

3.	Name of person discharging managerial responsibilities/director ROSEMARY PRUDENCE THORNE		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

				ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
	ROSEMARY PRUDENCE THORNE	9,035

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,250	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.45	14.	Date and place of transaction 5 JANUARY 2007 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 10,285	16.	Date issuer informed of transaction 16 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 JANUARY 2007

Exhibit 99.16
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(iii)

3.	Name of person discharging managerial responsibilities/director RAYMOND GIRARD VIAULT		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

				THE ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES SUBSEQUENTLY CONVERTED INTO AMERICAN DEPOSITARY RECEIPTS (‘ADRS’) FOR THE PERIOD FOLLOWING APPOINTMENT. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
	RAYMOND G VIAULT LIVING TR (HELD AS 2,434 ADRS)	9,736

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,592 (EQUIVALENT TO 398 ADRS)	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.45	14.	Date and place of transaction 5 JANUARY 2007

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 11,328 (HELD AS 2,832 ADRS)	16.	Date issuer informed of transaction 16 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 JANUARY 2007

Exhibit 99.17
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(iii)

3.	Name of person discharging managerial responsibilities/director KENNETH GEORGE HANNA		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them		8.	State the nature of the transaction

	KENNETH GEORGE HANNA	250,000		ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
	BANK OF NEW YORK NOMINEES LTD A/C 491846	248,359
	HSDL NOMINEES LTD A/C SIP	901

9.	Number of shares, debentures or financial instruments relating to shares acquired 25	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.465	14.	Date and place of transaction 8 JANUARY 2007 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 499,285	16.	Date issuer informed of transaction 16 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 JANUARY 2007

Exhibit 99.18
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

				ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.
	HESTER BLANKS	53,167
	ANDREW GABBUTT	25,404
	BANK OF NEW YORK NOMINEES LTD A/C 491846	24,268
	HSDL NOMINEES LTD A/C SIP	1,710
	HSDL NOMINEES LTD A/C MAXI	1,297
	HALIFAX SC PEP	3,839

9.	Number of shares, debentures or financial instruments relating to shares acquired 25	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.465	14.	Date and place of transaction 8 JANUARY 2007 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 109,710	16.	Date issuer informed of transaction 16 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY
020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 JANUARY 2007

Exhibit 99.19
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(i)

3.	Name of person discharging managerial responsibilities/director STEPHEN JOHN DRIVER		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

				ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS
	STEPHEN JOHN DRIVER BANK OF NEW YORK NOMINEES LTD A/C 491846 HSDL NOMINEES LTD A/C SIP	40,000 11,678 304

9.	Number of shares, debentures or financial instruments relating to shares acquired 25	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.465	14.	Date and place of transaction 8 JANUARY 2007 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 52,007	16.	Date issuer informed of transaction 16 JANUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 17 JANUARY 2007

Exhibit 99.20
CADBURY SCHWEPPES PLC
Voting Rights and Capital
In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:
Cadbury Schweppes plc’s capital consists of 2,095,987,997 ordinary shares with voting rights. Cadbury Schweppes plc holds no ordinary shares in Treasury.
Therefore, the total number of voting rights in Cadbury Schweppes plc is 2,095,987,997.
The above figure (2,095,987,997) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury Schweppes plc under the FSA’s Disclosure and Transparency Rules.

J M Mills
Director of Group Secretariat
22 January 2007

Exhibit 99.21
CADBURY SCHWEPPES PLC
Voting Rights and Capital
In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:
Cadbury Schweppes plc’s capital consists of 2,096,920,764 ordinary shares with voting rights. Cadbury Schweppes plc holds no ordinary shares in Treasury.
Therefore, the total number of voting rights in Cadbury Schweppes plc is 2,096,920,764.
The above figure (2,096,920,764) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury Schweppes plc under the FSA’s Disclosure and Transparency Rules.

J M Mills
Director of Group Secretariat
1 February 2007